Exhibit 4.1

AMENDMENT NO. 1 TO
16% DEBENTURE

DUE NOVEMBER 1, 2010

This Amendment No. 1, (the “Amendment”) to the Debenture of YouBlast Global, Inc., a Delaware corporation, having a principal place of business at 81 Greene St., 4th floor, New York, NY 10012 (the “Company”), designated as its 16% Debenture, issued on September 2, 2010 and due November 1, 2010 (the “Debenture”, and together with the Amendment, the “Amended Debenture”), is made as of September 28, 2010 by and between the Company and Philmore Anderson IV or his registered assigns (the  “Holder”).  All defined terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Debenture.

WHEREAS, the Debenture is one of a series of debentures of like tenor and ranking (collectively, the “Debentures”) to be issued and sold;

WHEREAS, on September 2, 2010, the Company agreed to sell to Holder and Holder agreed to purchase, debentures in the aggregate principal amount of $175,000, to be advanced by Holder in multiple tranches as follows: (i) $126,656.18 on September 2, 2010 and (ii) $48,343.82 on or before September 30, 2010 in the sole discretion of the Holder (such amounts are collectively referred to as the “Principal Amount”), and for value received the Company promised to pay to Holder the Principal Amount, together with accrued but unpaid interest upon the earlier of (A) November 1, 2010, unless such date is extended pursuant to Section 10 of the Debenture, or (B) upon the consummation by the Company of a debt or equity financing transaction with gross proceeds to the Company of not less than $250,000 (the “Maturity Date”), and to pay accrued interest to the Holder upon the Maturity Date on the outstanding principal amount of this Debenture at the rate of 16% per annum, payable in cash; and

WHEREAS, the Company enters into this Amendment to induce Holder to advance a tranche that he is not otherwise legally obligated to advance of the Principal Amount in the sum of $28,251.02.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Company and the Holder agree as follows:

ARTICLE I - AMENDMENTS

1.1           Section 3(a)(iv) of the Debenture is hereby amended and restated in its entirety to read as follows:

“(iv) the Company shall fail to observe or perform any other covenant or agreement contained in this Debenture or any of the other Debentures, or any of its other debt or equity financing documents, which failure is not cured, if possible to cure, within 3 calendar days after written notice of such default is sent by the Holder or by any other holder to the Company; or”

1.2           Section 3(a)(vi) of the Debenture is hereby amended and restated in its entirety to read as follows:

“(vi) default shall occur with respect to any indebtedness for borrowed money of the Company or under any agreement to which the Company is a party and such default shall exceed an aggregate of $100,000; or”

1.3           Section 3(a)(viii) of the Debenture is hereby amended and restated in its entirety to read as follows:

“(viii) any failure to use the proceeds in accordance with, and as provided under, Schedule A to the Debenture and under Schedule B to the Amended Debenture.”

1.4           Section 3(b) of the Debenture is hereby amended and restated in its entirety to read as follows:

“(b) If any Event of Default occurs, the full Principal Amount, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become immediately due and payable in cash upon the demand of the Holder; provided, however, that in an Event of Default, the Holder shall have the right to convert all or a portion of such Principal Amount (in addition to all or a portion of the principal due under the other Debentures) into shares of Common Stock pursuant to the terms set forth in Section 4 below (and to receive cash on the (i) accrued interest and (ii) Principal Amount Holder elects not to convert); and provided further, that in an Event of Default, the Company shall immediately upon the demand of the Holder issue to the Holder one million shares of Common Stock. Commencing upon an Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Debenture holder until such time, if any, as the full payment under this Section and Section 4 shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.”

1.5           Section 4 of the Debenture is hereby amended and restated in its entirety to read as follows:

“Section 4. Conversion Upon Event of Default.

(a) The Holder, if elected pursuant to Section 3(b) above, shall convert all or a portion of the Principal Amount into shares of Common Stock. The Holder shall effect such conversion by delivering to the Company a notice of conversion (a “Notice of Default Conversion”) specifying therein the Principal Amount to be converted and the date on which such conversion is to be effected (a “Default Conversion Date”).

(b) If the Holder elects to convert all of the Principal Amount of the Debenture into shares of Common Stock, then the number of shares of Common Stock issuable upon such conversion shall be an amount of Common Stock sufficient to grant the Holder a majority of shares of Common Stock outstanding, a majority of Fully Diluted Shares Outstanding and absolute voting control over the Company assuming the exercise and conversion of all securities issued by the Company, including, but not limited to, debentures and warrants, as of the date of the Amended Debenture, and in any event without regard to the order in time of exercise or conversion of any securities issued by the Company. If the Holder elects to convert a portion of the principal of the Debentures into shares of Common Stock, then the number of shares of Common Stock issuable upon such conversion shall be determined on a pro rata basis.”

ARTICLE II – GENERAL PROVISIONS

2.1         Governing Law.  The Amended Debenture shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the state courts of the State of New York located in New York County and the United States District Court for the Southern District of New York in connection with any dispute arising under the Amended Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non convenes, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under the Amended Debenture. The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with this Agreement or the Debenture.

2.2         Notices.  Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any notice of conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth in the Debenture, facsimile number (212) 343-8897, Attn: Jeffrey Forster, or such other address or facsimile number as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. New York time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

2.3         Severability.  If any provision of this Amended Debenture is invalid, illegal or unenforceable, the balance of this Amended Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the Principal Amount of or interest on this Amended Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

2.4         Execution in Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears on the counterpart, and all of which shall together constitute one and the same instrument.

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IN WITNESS WHEREOF, the Company has caused this Amended Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

YOUBLAST GLOBAL, INC.
By:	/s/ Jeffrey Forster
Name: Jeffrey Forster
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the Holder has caused this Amended Debenture to be duly executed as of the date first above indicated.

PHILMORE ANDERSON IV (As Holder)
By:	/s/ Philmore Anderson IV
Name: Philmore Anderson IV

SCHEDULE B

USE OF PROCEEDS

YouBlast Global, Inc. (the “Company”) shall use the proceeds of the Amendment ($28,251.02) only in connection with the following payments:

1.	$3,673.77 for the payment of wages to Jordan Silverstein.

2.	$2,406.25 for the payment of wages to Snezana Veselinovich.

3.	$2,000.00 for the payment of wages to Chris Boyle.

4.	$5,000.00 for the payment of wages to Chuck Baker.

5.	$1,000.00 for the payment of wages to Erika Ramirez.

6.	$2,500 for the payment of wages to Shanel Odum.

7.	$600.00 for AT&T Mobile bill.

8.	$300.00 for Bank fees.

9.	$771.00 for the payment of operating expenses of the Company owed to Voxel.

10.	$7,500.00 for legal fees owed to SorinRoyerCooper LLC.

11.	$2,500 for legal fees owed to Law Offices of Steven J. Czik, P.C.

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